SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

The Greenbrier Companies, Inc.
(Name of Issuer)

Common Stock, Without Par Value
(Title of Class of Securities)

393657101
(CUSIP Number)

Keith Schaitkin
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment Number 1 to the Schedule 13D relating to the Common Stock, without par value (the "Shares"), issued by The Greenbrier Companies, Inc. (the “Issuer”), and hereby amends the Scheduled 13D filed with the Securities and Exchange Commission on November 13, 2012 (as amended, the “Schedule 13D”).

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

Representatives of the Reporting Persons have had conversations with the Issuer that have resulted in proposing a potential transaction pursuant to which ARI would acquire the Issuer at a price of $20 per share, payable in cash, in a negotiated transaction.  Such transaction, if any, would be subject to satisfactory completion of the Reporting Persons’ due diligence of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2012

ARI LONGTRAIN INC.

By:           /s/Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

AMERICAN RAILCAR INDUSTRIES, INC.

By:           /s/ James A. Cowan
Name: James A. Cowan
Title: Chief Executive Officer

IEH ARI HOLDINGS LLC

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN